Filed by Biovail Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Valeant Pharmaceuticals International
Commission File No.: 001-11397

On August 12, 2010, Biovail Corporation posted the following update on its intranet site.

Merger News: Board and Shareholder Update
August 12, 2010

Shareholders Meeting Confirmed for September 27

Valeant and Biovail have jointly announced that both companies will hold their respective special meetings of shareholders on September 27, 2010 for the purpose of considering and voting upon proposals relating to the companies’ previously announced merger.

Biovail’s special shareholder meeting will be held at the Canadian Broadcasting Centre, Glenn Gould Studio in Toronto at 10:00 a.m. ET. The Valeant special shareholder meeting will be held simultaneously at 14 Main Street, Suite 140, in Madison, New Jersey 07940.

New Valeant Board of Directors Publicly Named

Upon the closing of the merger contemplated by the merger agreement between Biovail and Valeant a new Board of Directors will be appointed. Members of the new Board consist of five individuals from Biovail’s existing Board, five individual’s from Valeant’s existing Board, and one additional board member for which recruiting is well underway in accordance with the terms of the merger agreement. Board Members named to date are:

New Valeant Board of Directors	Role Prior to Close
Mr. Bill Wells, Chairman	CEO, Biovail Corporation and President, Biovail Laboratories International SRL
Mr. Robert A. Ingram	Valeant Board Member
Mr. G. Mason Morfit	Valeant Board Member
Mr. Theo Melas-Kyriazi	Valeant Board Member
Dr. Laurence E. Paul	Biovail Board Member
Mr. J. Michael Pearson, CEO	CEO & Chairman of the Board, Valeant Pharmaceuticals International
Mr. Robert N. Power	Biovail Board Member
Ms. Norma A. Provencio	Valeant Board Member
Mr. Lloyd M. Segal	Biovail Board Member
Mr. Michael Van Every	Biovail Board Member
TBD

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement

To the extent any statements made in this document contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information as defined under applicable Canadian securities legislation (collectively, “forward-looking statements”).

These forward-looking statements relate to, among other things, the expected benefits of the proposed merger such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; the expected timing of the completion of the transaction; and the expected payment of a one-time cash dividend.  Forward-looking statements can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “estimate”, “intend”, “continue”, “plan”, “project”, “will”, “may”, “should”, “could”, “would”, “target”, “potential” and other similar expressions.  In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.  Although certain of these statements set out herein are indicated above, all of the statements in this communication that contain forward-looking statements are qualified by these cautionary statements. Although Valeant and Biovail believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements.  Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the items outlined above.  Actual results may differ materially from those expressed or implied in such statements.  Important factors that could cause actual results to differ materially from these expectations include, among other things, the following: the failure to receive, on a timely basis or otherwise, the required approvals by Valeant and Biovail shareholders and government or regulatory agencies (including the terms of such approvals); the risk that a condition to closing of the merger may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed merger cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Valeant and Biovail operations will be greater than expected; the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes; the risk that the credit ratings of the combined company may be different from what the companies expect; and other risk factors relating to the pharmaceutical industry, as detailed from time to time in each of Valeant’s and Biovail’s reports filed with the Securities and Exchange Commission (“SEC”) and, in Biovail’s case, the Canadian Securities Administrators (“CSA”).  There can be no assurance that the proposed merger will in fact be consummated.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this communication, as well as under Item 1.A. in each of Valeant’s and Biovail’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and Item 1.A in each of Valeant’s and Biovail’s most recent Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010.  Valeant and Biovail caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to Valeant and Biovail, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Neither Biovail nor Valeant undertakes any obligation to update or revise any forward-looking statement, except as may be required by law.

Additional Information

In connection with the proposed merger, Biovail has filed with the SEC a Registration Statement on Form S-4 that includes a preliminary joint proxy statement of Valeant and Biovail that also constitutes a prospectus of Biovail.  Valeant and Biovail will mail the definitive joint proxy statement/prospectus to their respective shareholders. INVESTORS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE VERSION THEREOF WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors may obtain the preliminary joint proxy statement/prospectus and the definitive version thereof when it becomes available, as well as other filings containing information about Valeant and Biovail, free of charge, at the website maintained by the SEC at www.sec.gov and, in Biovail’s case, on SEDAR at www.sedar.com.  Investors may also obtain these documents, free of charge, from Valeant’s website (www.valeant.com) under the tab “Investor Relations” and then under the heading “SEC Filings,” or by directing a request to Valeant, One Enterprise, Aliso Viejo, California, 92656, Attention: Corporate Secretary.  Investors may also obtain these documents, free of charge, from Biovail’s website (www.biovail.com) under the tab “Investor Relations” and then under the heading “Regulatory Filings” and then under the item “Current SEC Filings,” or by directing a request to Biovail, 7150 Mississauga Road, Mississauga, Ontario, Canada, L5N 8M5, Attention: Corporate Secretary.

The respective directors and executive officers of Valeant and Biovail and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Valeant’s directors and executive officers is available in its Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which was filed with the SEC on February 24, 2010, and in its definitive proxy statement filed with the SEC by Valeant on March 25, 2010.  Information regarding Biovail’s directors and executive officers is available in its Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which was filed with the SEC on February 26, 2010, and in its definitive proxy statement filed with the SEC and CSA by Biovail on April 21, 2010.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus filed with the SEC.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC and the CSA when they become available.  This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.